Raytech Holding Ltd

November 17, 2023

VIA EMAIL

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Raytech Holding Ltd Registration Statement on Form F-1 Filed October 27, 2023 File No. 333-275197

Ladies and Gentlemen:

This letter is in response to the letter dated November 7, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Raytech Holding Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Form F-1 filed October 27, 2023

General

1.	Please revise the Resale Prospectus to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices.

Response: In response to the Staff’s comments, we revised the disclosure on the cover page and page Alt-1 of the Resale Prospectus.

2.	We note your added disclosure regarding the opinion on which you are relying to not fulfill the filing procedures with the CSRC, and the factual bases cited. It appears, however, from your disclosure on the cover page and elsewhere that you derive all of your revenue from Hong Kong and that your manufacturers are based in the PRC. Please revise to clarify throughout your document and, as appropriate, file a revised opinion.

Response:  We respectfully advise the Staff that those manufacturers based in the PRC are not our subsidiaries. We believe the Company is not required to complete the filing procedures with the CSRC and Han Kun Law Offices, our PRC counsel, has opinioned that, among others, “the Offering and the listing of the Ordinary Shares on the Nasdaq Capital Market do not require any permission or approval from the CSRC, the CAC, or any other PRC governmental agency.”

We revised the disclosure on the cover page, pages 16 and 43 of the Amended Registration Statement with additional information.

Dilution, page 62

3.	Please revise your net tangible book value calculation to exclude deferred offering costs.

Response: In response to the Staff’s comments, we revised the disclosure on page 62 of the Amended Registration Statement.

Compensation, page 98

4.	Please revise your disclosure to identify the compensation payable to Tim Hoi under the executive employment agreement of July 5, 2023, and to clarify the reference to an operative employment agreement.

Response: In response to the Staff’s comments, we revised the disclosure on page 98 of the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

[Signature Page Follows]

Very truly yours,

By:	/s/ Tim Hoi Ching
Tim Hoi Ching
Chief Executive Officer

cc:	Arila Zhou, Esq.
Robinson & Cole LLP